UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THESECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

EXHIBIT INDEX

EXHIBIT INDEX

Exhibit	Description

10.1	Debt-for-Equity Swap Agreement, effective as of September 30, 2024, by and between Psyence Biomedical Ltd. and Newcourt SPAC Sponsor, LLC (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on October 8, 2024).
10.2	First Addendum to Debt-for-Equity Swap Agreement, effective November 26, 2024, by and between Psyence Biomedical Ltd and Newcourt SPAC Sponsor, LLC and Newcourt Acquisition Corp.
10.3	Debt-for-Equity Swap Agreement, effective as of September 30, 2024, by and between Psyence Biomedical Ltd. and Psyence Group. Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K filed with the SEC on October 8, 2024).
10.4	First Addendum to Debt-for-Equity Swap Agreement, effective November 26, 2024, by and between Psyence Biomedical Ltd and Psyence Group, Inc.
10.5	Share Purchase and Sale Agreement, dated September 17, 2024, by and between the Company and Psyence Group Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on September 20, 2024).
10.6	First Addendum to Share Purchase and Sale Agreement, dated as of September 27, 2024, by and among Psyence Biomedical Ltd., Psyence Group. Inc. and Psyence Labs Ltd (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 6-K filed with the SEC on October 8, 2024).
10.7	Second Addendum to Share Purchase and Sale Agreement, effective November 26, 2024, by and between Psyence Biomedical Ltd.,Psyence Group, Inc., and Psyence Labs Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 4, 2024

Psyence Biomedical Ltd.

By:	/s/ Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director